EXHIBIT 99.1

AMARC APPOINTS DR. PAUL JOHNSTON AS VICE PRESIDENT EXPLORATION

March 11, 2024, Vancouver, BC --- Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR; OTCQB: AXREF) is pleased to announce the appointment today of Paul Johnston, PhD, P.Geo., as its new Vice President of Exploration. Dr. Roy Greig is stepping down as Vice President of Exploration for family reasons but will continue as a consultant to the Company.

“I am thrilled to welcome Paul to the Amarc team,“ said Amarc President & CEO, Diane Nicolson. “He brings significant experience as an executive and board member of exploration companies and, importantly, as a skilled geoscientist who has led technical teams to successfully advance exploration and development projects. His demonstrated ability to introduce and manage people and systems across multiple projects will be invaluable as Amarc advances extensive drilling programs across its portfolio of expansive copper-gold districts in 2024.”

Dr. Johnston has a long track record of working within companies to build discovery capacity in varied, multi-cultural, international settings. Much of his career has been spent working in the field, most notably in porphyry copper environments in Peru and Chile, maximising integration directly from the rock record to help develop exploration targets, and optimize exploration programs.

Following an early career as Mine Geologist and Senior Mine Geologist at Hemlo, Dr. Johnston spent 18 years with Teck Resources, working on projects in Indonesia, China, Australia and Chile and taking on progressively advanced roles in their global exploration department. As Regional Chief Geoscientist-South America, Paul provided technical leadership of Teck’s exploration activities in South America and increased the value of the Company’s mining assets in the region. As Principal Geologist Evaluations for North America, he identified multiple exploration opportunities for acquisition or partnership to improve and expand the company’s exploration portfolio.

Since 2015, he has worked in the junior sector, most recently as Vice President Exploration for Element 29 Resources Inc., where he built, developed, and led a high-performing exploration team that executed aggressive drilling programs to advance the Elida Project in Peru to an initial estimate of a significant resource within 18 months of the company’s IPO.

Paul earned a PhD, Geological Sciences and a Master of Science from Queen’s University. He is a member of the Society of Economic Geologists (SEG), and is a registered professional with Engineers and Geoscientists British Columbia (EGBC) where he currently serves on the Geoscience Credentials Assessment Panel.

“On behalf of Amarc’s Board of Directors, I would also like to thank Roy Greig for his contributions to the Company,” Dr. Nicolson said. “Roy led Amarc’s on the ground technical team at a time of strong growth for the Company, during which multiple work programs involving extensive drilling and airborne and ground surveys were advanced with partners Freeport and Boliden at our JOY and DUKE Districts. We look forward to his continued input as a consultant and wish him all the best with his future plans.”

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About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au Districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc intends to solo drill the higher grade Empress Deposit in the IKE District with funding from a successful 2023 financing. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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